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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      FORTUNE NATURAL RESOURCES CORPORATION
                                 Name of Issuer

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          Title of Class of Securities

                                    349681106
                                  CUSIP Number

                              RALPH N. PEREGOY, JR.
                          301 South Washington Street,
                             Easton, Maryland 21601
                                  410-820-4305

                                 with copies to:
                          Ralph V. De Martino, Esquire
                               Dilworth Paxson LLP
                          1818 N Street, NW, Suite 400
                             Washington, D.C. 20036
                                 (202) 452-0900
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 27, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Ralph N. Peregoy, Jr.
-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]
         Not Applicable
-------- -----------------------------------------------------------------------
3. SEC USE ONLY

-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         PF
-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7.    SOLE VOTING POWER                     1,243,000
                           ----- -----------------------------------------------
  BENEFICIALLY OWNED BY    8.    SHARED VOTING POWER                       --
                           ----- -----------------------------------------------
  EACH REPORTING PERSON    9.    SOLE DISPOSITIVE POWER                1,243,000
                           ----- -----------------------------------------------
          WITH             10.   SHARED DISPOSITIVE POWER                  --
-------- -----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       1,243,000
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                 [ ]

-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       7.3% of Common
                                                                     Stock

-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
-------- -----------------------------------------------------------------------

                                       2

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Introductory Statement

         The previous disclosures set forth in Schedule 13D filed by Ralph N. Peregoy, Jr., an individual residing in the State of Maryland (the "Reporting Person") on May 14, 2003 (the "Original Filing") are amended by this Amendment No. 1 to Schedule 13D (the "Amended Filing").

ITEM 1.  SECURITY AND ISSUER.

             No change from the Original Filing.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change from the Original Filing.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The additional shares of common stock, par value $.01 per share (the "Common Stock") of Fortune Natural Resources Corporation, a Delaware corporation (the "Company") purchased by the Reporting Person were also purchased with the Reporting Person's personal funds. Exhibit 1 to this Amended Filing contains a schedule describing the Reporting Person's most recent purchases of the Common Stock and the aggregate consideration paid in connection with those purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Amended Filing is being filed to restate and update the Reporting Person's beneficial ownership of voting securities of the Company in light of his most recent additional purchases of the Common Stock. Item 5 hereof contains a restated and updated description of the Reporting Person's beneficial holdings of the Common Stock.

         Except as set forth in this Item 4 of the Amended Filing, there have been no changes from the Original Filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The Reporting Person is a beneficial owner of 1,243,000 shares of Common Stock, or 7.3 % of a total number of shares of Common Stock issued and outstanding as of October 31, 2002, for the purposes of the definition of "beneficial ownership" set forth in Rule 13d-3 promulgated under the Exchange Act. The 2% increase in the Reporting Person's beneficial ownership is attributable to additional purchases of 343,000 Common Stock shares since the Original Filing. The Reporting Person exercises the sole voting and dispositive power with respect to all 1,243,000 shares of the Common Stock owned by him. The Reporting Person's calculation of its ownership percentage of the Common Stock is based upon the number of outstanding shares of the Common Stock as reported in the Company's Quarterly Report on Form 10-QSB as of October 31, 2002, which number was 16,772,891 shares. As the Company has not filed its Annual Report on Form 10-KSB for the fiscal period ending December 31, 2002, the Reporting Person must rely on such most recent publicity available figure.

          (c) The Reporting Person has engaged in no transaction during the past 60 days in any shares of Common Stock or securities of the Company's subsidiaries.

         (d) Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           No change from the Original Filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2003                            By:  /S/ Ralph N. Peregoy, Jr.
                                                    ----------------------------
                                                    Ralph N. Peregoy, Jr.



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                         EXHIBIT 1

                  Schedule of Purchases

      Purchase                 Shares        Cost
        Date                   (000's)       ($'s)
        ----                   -------       -----
         5/20/03                 50         $5,679
                                 15         $1,704
                                 10         $1,086
                                 10           $986
         5/21/03                 25         $2,847
                                 25         $2,847
         5/22/03                 35         $4,356
                                 123       $15,383
         5/23/03                 50         $6,258
                               -----       --------
                                343        $41,146